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09042325

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 27 2009
Washington, DC
410

SEC FILE NUMBER
8- 12525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alexander Investment Services Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12701 Townepark Way, Ste. 303
(No. and Street)

Louisville (City) KY (State) 40243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerald A. Wells (502) 736-1340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy & Bressler, LLP
(Name – *if individual, state last, first, middle name*)

2300 Waterferont Plaza
325 W. Main Street (Address) Louisville (City) KY (State) 40202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
9/17

OATH OR AFFIRMATION

I, Gerald A. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Investment Services, Co., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sec/Treasurer/CFO
Title

Notary Public

My Commission Expires:
January 7, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

ALEXANDER INVESTMENT SERVICES, CO.

Years Ended June 30, 2009 and 2008

ALEXANDER INVESTMENT SERVICES, CO.

TABLE OF CONTENTS

Years Ended June 30, 2009 and 2008

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Alexander Investment Services, Co.

We have audited the accompanying statement of financial condition of Alexander Investment Services, Co. (the "Company") as of June 30, 2009 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2008 financial statements were audited by other auditors whose report, dated August 18, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mountjoy & Bressler, LLP

Louisville, Kentucky
August 24, 2009

mountjoybressler.com

2300 Waterfront Plaza
325 W. Main Street
Louisville, Kentucky 40202
(502) 992-2700
(502) 992-4700 fax

175 East Main Street, Suite 200
Lexington, Kentucky 40507
(859) 255-4950
(859) 255-2875 fax

The Ernst Mansion
405 Garrard Street
Covington, Kentucky 41011
(859) 431-1975
(859) 431-7721 fax

150 Flynn Avenue, Suite 100
P.O. Box 5630
Frankfort, Kentucky 40602
(502) 227-9000
(502) 227-9400 fax

ALEXANDER INVESTMENT SERVICES, CO.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2009 and 2008

	2009	2008
Assets		
Cash and cash equivalents	$ 75,507	$ 33,772
Accounts receivable	5,365	8,377
Accrued commissions	6,089	29,771
Marketable securities	-	42,322
Property and office equipment, net	31,810	36,266
Security deposit	3,300	3,300
Other assets	10,436	10,808
Total assets	$ 132,507	$ 164,616
Liabilities and stockholders' equity		
Accounts payable	$ 462	$ 2,704
Deferred tax liability	4,189	4,846
Accrued expenses and other payables	8,935	28,942
Total liabilities	13,586	36,492
Stockholders' equity:		
Capital stock, common, no par value; Authorized 100,000 shares, 60,000 issued and 50,000 outstanding shares	1,000	1,000
Additional paid-in capital	68,882	68,882
Treasury stock at cost, 10,000 shares	(78,690)	(78,690)
Retained earnings	127,729	136,932
Total stockholders' equity	118,921	128,124
Total liabilities and stockholders' equity	$ 132,507	$ 164,616

See accompanying independent auditor's report
and notes to financial statements

ALEXANDER INVESTMENT SERVICES, CO.

STATEMENTS OF OPERATIONS

Years Ended June 30, 2009 and 2008

	2009	2008
Revenues:		
Commissions	$ 2,248,362	$ 3,233,963
Retirement plan fees	71,082	90,338
Interest and dividends	1,987	15,211
Gain (loss) on sale of marketable securities	(4,305)	2,841
Securities losses, net	(8,501)	(7,758)
Other	-	35,000
Total revenues	2,308,625	3,369,595
Expenses:		
Officers' compensation	1,400,139	2,304,243
Salaries, wages, and commissions	610,727	769,089
Payroll taxes	26,325	25,835
Insurance	30,361	32,609
Employee retirement plan	25,000	30,000
Depreciation	10,857	7,730
Rent	49,830	48,339
Office supplies	39,627	42,252
Telephone	20,414	19,102
Consulting	25,954	22,180
Regulatory fees	20,335	21,859
Other expenses	58,916	40,454
Total expenses	2,318,485	3,363,692
Net (loss) income before income tax benefit (expense)	(9,860)	5,903
Income tax benefit (expense)	657	(7,020)
Net loss	$ (9,203)	$ (1,117)

See accompanying independent auditor's report
and notes to financial statements

ALEXANDER INVESTMENT SERVICES, CO.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended June 30, 2009 and 2008

	Common Stock		Additional Paid-in	Retained	Treasury	
	Shares	Amount	Capital	Earnings	Stock	Total
Balances at June 30,2007	50,000	$ 1,000	$ 68,882	$ 138,049	$ (78,690)	$ 129,241
Net loss	-	-	-	(1,117)	-	(1,117)
Balances at June 30, 2008	50,000	1,000	68,882	136,932	(78,690)	128,124
Net loss	-	-	-	(9,203)	-	(9,203)
Balances at June 30,2009	50,000	$ 1,000	$ 68,882	$ 127,729	$ (78,690)	$ 118,921

See accompanying independent auditor's report
and notes to financial statements

ALEXANDER INVESTMENT SERVICES, CO.

STATEMENTS OF CASH FLOWS

Years Ended June 30, 2009 and 2008

	2009	2008
Operating activities		
Net loss	$ (9,203)	$ (1,117)
Adjustments to reconcile net loss to net cash provided by operating activies:		
Depreciation	10,857	7,730
Securities losses, net	8,501	7,758
Loss (gain) on sale of marketable securities	4,305	(2,841)
Deferred income tax	(657)	7,025
Decrease (increase) in assets:		
Accounts receivable	3,012	(3,105)
Accrued commissions	23,682	(15,034)
Other assets	372	499
(Decrease) increase in liabilities:		
Accounts payable	(2,242)	1,288
Accrued expenses and other payables	(20,007)	6,982
Net cash provided by operating activities	18,620	9,185
Investing activities		
Additions to property and office equipment	(6,400)	(29,711)
Purchases of marketable securities	(105,460)	(5,042)
Proceeds from sale of marketable securities	134,975	14,060
Net cash provided by (used in) investing activities	23,115	(20,693)
Net increase (decrease) in cash	41,735	(11,508)
Cash and cash equivalents, beginning of year	33,772	45,280
Cash and cash equivalents, end of year	$ 75,507	$ 33,772

See accompanying independent auditor's report
and notes to financial statements

NOTE 1--ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Alexander Investment Services, Co. (the Company), a Kentucky corporation, is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients primarily in Kentucky and Indiana. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA).

The following is a summary of the significant accounting policies of the Company:

Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting whereby revenue and commissions are recognized when earned and expenditures are recognized when incurred.

Cash and Cash Equivalents: For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Investments: Investments consist of marketable securities which include mutual funds that are publicly offered and valued on a securities exchange or independent publicly quoted market. All investments are recorded on a trade date basis. Investments are valued at the last trade price.

Investment Income: Interest income is recorded on the accrual basis and dividend income is recognized on the ex-dividend date. Capital gains and losses are calculated on an identified cost basis.

Commission Revenue: Commission revenue is recognized when the Company is contractually entitled to receive the income from the securities provider.

Property and Office Equipment: Property and office equipment are stated at cost less accumulated depreciation. A combination of accelerated methods and the straight-line method has been used to calculate depreciation as applicable to each asset. Furniture is depreciated over a 5-7 year useful life and office equipment is depreciated over a 3-5 year useful life.

Income Taxes: In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending June 30, 2010. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies*. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

Use of Estimates: The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that may affect the reported amounts in the financial statements and the notes to financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncements: Statement of Financial Accounting Standards No. 157 – *Fair Value Measurements* ("SFAS No. 157"). In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The primary focus of SFAS No. 157 is to increase consistency and comparability in fair value measurements, as well as provide better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements and the effect fair value measurements have on earnings for the period, if any. The Company adopted SFAS No. 157 as of July 1, 2008. Adoption of SFAS No. 157 did not have a material impact on the Company's statements of financial position, operations and cash flows. Under provisions set forth in FSP 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"), the Company elected to defer adoption of SFAS No. 157 until July 1, 2009 for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted FSP 157-2 on July 1, 2009 and adoption did not have a material impact on its statements of financial condition, results of operations or cash flows.

Statement of Financial Accounting Standards No. 159 – *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159") . In February 2007, the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company adopted SFAS No. 159 as of July 1, 2008 and elected not to apply the provisions.

Subsequent Events: In preparing the accompanying financial statements, in accordance with FASB Statement of Financial Accounting Standards No. 165 – *Subsequent Events*, the Company has reviewed events that have occurred after June 30, 2009, through the date of issuance of the financial statements on August 24, 2009. During this period, the Company did not have any material subsequent events other than the event disclosed in Note 3, "Retirement Plan".

NOTE 2--PROPERTY AND OFFICE EQUIPMENT

Property and office equipment at June 30, 2009 and 2008 are summarized as follows:

	2009	2008
Furniture	$ 14,260	$ 14,260
Office equipment	165,389	158,988
	179,649	173,248
Less accumulated depreciation	147,839	136,982
	$ 31,810	$ 36,266

NOTE 3--RETIREMENT PLAN

The Company offers a Profit Sharing Plan for all eligible employees. The Company's expense of funding this plan was $25,000 and $30,000 for the years ended June 30, 2009 and 2008, respectively.

The Profit Sharing Plan was amended effective July 1, 2009 to a safe harbor plan requiring Company contributions of three percent of each eligible employee's compensation. Prior to this date all Company contributions were discretionary.

NOTE 4--INCOME TAXES

Income tax benefit (expense) attributable to net (loss) income before income taxes for the years ended June 30, 2009 and 2008 consists of:

	2009	2008
Deferred income tax benefit (expense)		
Federal	$ 862	$ (5,014)
State	(205)	(2,006)
Total income tax benefit (expense)	$ 657	$ (7,020)

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As such, a valuation allowance was not considered necessary at June 30, 2009 and 2008.

Income tax benefit attributable to earnings before income taxes differs from the amounts computed by applying the expected effective U.S. Federal income tax rate of 15% to earnings before income taxes as a result of the following:

	2009	2008
Tax benefit (expense) at expected statutory federal rate	$ 1,478	$ (885)
Nondeductible expenses	(608)	(510)
Adjustment of prior estimates	(715)	(3,619)
State taxes	502	(2,006)
	$ 657	$ (7,020)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability consists of the following as of June 30, 2009 and 2008:

	2009	2008
Deferred tax asset:		
NOL carryforward	$ 1,374	$ 906
Deferred tax liabilities:		
Adjustment to cash basis on income tax return	2,543	3,500
Depreciation	3,020	466
Unrealized appreciation	-	1,786
	5,563	5,752
Net deferred tax liability	$ (4,189)	$ (4,846)

The Company has a tax net operating loss of $9,158 at June 30, 2009 expiring June 30, 2029 and a capital loss carryforward of $4,305 expiring June 30, 2014.

NOTE 5--LEASE COMMITMENTS

The Company leases office space in Louisville, Kentucky under an operating lease agreement that expires July 31, 2010. The Company also leases office space in Harlan, Kentucky under a month-to-month lease. Rent expense was $49,830 and $48,339 for the years ended June 30, 2009 and 2008, respectively.

Future minimum lease payments under the operating lease at June 30 are as follows:

2010	$ 39,600
2011	3,300
	$ 42,900

NOTE 6--RISKS AND CONCENTRATIONS

Approximately 77% of the Company's total commissions is generated from one securities provider. Should the Company or the securities provider seek to terminate their relationship, the Company represents that other providers are readily available to provide the necessary services.

A significant portion of the Company's business is for customers in Kentucky and Indiana. Accordingly, the occurrence of any adverse economic conditions or an adverse regulatory climate in any of these states could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

The Company maintains its cash at various financial institutions. The balance at times, may exceed federal insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the statements of operations.

NOTE 7--NET CAPITAL RULE

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements. At June 30, 2009 and 2008, the Company had net capital of $67,106 and $63,010, respectively. The Company's ratio of aggregate indebtedness to net capital for these same time periods was 0.2025 and 0.5791.

In addition, there were no liabilities subordinated to general creditors during the years ended June 30, 2009 or 2008.

NOTE 8--FOCUS REPORT RECONCILIATION

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17a-5 (FOCUS report) as of June 30, 2009 and 2008.

SUPPLEMENTARY INFORMATION

ALEXANDER INVESTMENT SERVICES, CO.

SCHEDULE 1

June 30, 2009 and 2008

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission and
Statement Regarding Liabilities Subordinated to General Creditors
As of June 30, 2009

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2009 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2009
Aggregate indebtedness	$ 13,586
Net capital:	
Stockholders' equity	$ 118,921
Nonallowable assets:	
Property and office equipment, net	(31,810)
Accounts receivable	(5,365)
Other assets	(13,736)
Net capital	68,010
Haircuts on securities:	
Money market funds	(904)
Other securities	-
Undue concentration	-
Net capital	$ 67,106
Ratio of aggregate indebtedness to net capital	0.2025

In addition, there are no liabilities subordinated to general creditors as of June 30, 2009.

Mountjoy & Bressler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Board of Directors of
Alexander Investment Services, Co.

In planning and performing our audit of the financial statements and supplemental schedule of Alexander Investment Services, Co. (the Company) as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

mountjoybressler.com
2300 Waterfront Plaza
325 W. Main Street
Louisville, Kentucky 40202
(502) 992-2700
(502) 992-4700 fax
175 East Main Street, Suite 200
Lexington, Kentucky 40507
(859) 255-4950
(859) 255-2875 fax
The Ernst Mansion
405 Garrard Street
Covington, Kentucky 41011
(859) 431-1975
(859) 431-7721 fax
150 Flynn Avenue, Suite 100
P.O. Box 5630
Frankfort, Kentucky 40602
(502) 227-9000
(502) 227-9400 fax

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy & Bressler, LLP

Louisville, Kentucky
August 24, 2009